UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2016

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

ITEM 1 -    FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2016	2015
	$	$

Revenues (note 7)	306,708	264,983

Voyage expenses	(18,344)	(22,517)
Vessel operating expenses (note 7)	(95,352)	(79,567)
Time-charter hire expense	(15,322)	(6,983)
Depreciation and amortization	(74,922)	(57,994)
General and administrative (notes 7 and 12)	(14,469)	(15,020)
(Write-down) and gain on sale of vessels (note 13)	—	(13,853)

Income from vessel operations	88,299	69,049

Interest expense (notes 6, 7 and 8)	(36,026)	(24,799)
Interest income	404	135
Realized and unrealized losses on derivative instruments (note 8)	(60,490)	(62,808)
Equity income	5,283	4,091
Foreign currency exchange loss (note 8)	(2,838)	(4,644)
Other income – net	9	254

Loss before income tax recovery	(5,359)	(18,722)
Income tax recovery (note 9)	2,836	79

Net loss	(2,523)	(18,643)

Non-controlling interests in net loss	1,888	3,998
Dropdown Predecessor’s interest in net loss (note 3)	—	(5,415)
Preferred unitholders’ interest in net loss (note 11)	10,750	2,719
General Partner’s interest in net loss	(304)	3,764
Limited partners’ interest in net loss	(14,857)	(23,709)
Limited partners’ interest in net loss per common unit:
- basic (note 11)	(0.14)	(0.26)
- diluted (note 11)	(0.14)	(0.26)
Weighted-average number of common units outstanding:
- basic	107,055,382	92,391,826
- diluted	107,055,382	92,391,826

Cash distributions declared per unit	0.1100	0.5384

Related party transactions (note 7)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2016 $	2015 $
Net loss	(2,523)	(18,643)

Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instruments (note 8)	(13,531)	—

Other comprehensive loss	(13,531)	—

Comprehensive loss	(16,054)	(18,643)

Non-controlling interests in comprehensive loss	1,888	3,998
Dropdown Predecessor’s interest in comprehensive loss (note 3)	—	(5,415)
Preferred unitholders’ interest in comprehensive loss	10,750	2,719
General and limited partners’ interest in comprehensive loss	(28,692)	(19,945)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at March 31, 2016 $	As at December 31, 2015 $
ASSETS
Current
Cash and cash equivalents	335,751	258,473
Restricted cash (note 8)	6,836	51,431
Accounts receivable, including non-trade of $5,042 (December 31, 2015 - $4,140)	131,775	153,662
Vessels held for sale (note 13)	—	55,450
Net investments in direct financing leases - current (note 4b)	6,328	5,936
Prepaid expenses	38,279	34,027
Due from affiliates (note 7c)	57,936	81,271
Other current assets (note 8)	21,221	20,490

Total current assets	598,126	660,740

Restricted cash - long-term (note 8)	15,864	9,089

Vessels and equipment
At cost, less accumulated depreciation of $1,305,201 (December 31, 2015 - $1,230,868)	4,250,285	4,348,535
Advances on newbuilding contracts and conversion costs (notes 10b, 10c, 10d, 10e, 10f and 10g)	470,005	395,084
Net investments in direct financing leases (note 4b)	9,747	11,535
Investment in equity accounted joint ventures (notes 10e and 14)	70,656	77,647
Deferred tax asset	31,600	30,050
Other assets (note 8)	76,160	82,341
Goodwill	129,145	129,145

Total assets	5,651,588	5,744,166

LIABILITIES AND EQUITY
Current
Accounts payable	20,858	15,899
Accrued liabilities (notes 8 and 12)	124,955	91,065
Deferred revenues	49,122	54,378
Due to affiliates (note 7c)	105,326	304,583
Current portion of derivative instruments (note 8)	209,795	201,456
Current portion of long-term debt (note 6)	615,803	485,069
Current portion of in-process revenue contracts	12,744	12,779

Total current liabilities	1,138,603	1,165,229

Long-term debt (note 6)	2,675,444	2,878,805
Derivative instruments (note 8)	205,997	221,329
Due to affiliates (notes 7b, 7c and 7g)	200,000	—
In-process revenue contracts	59,883	63,026
Other long-term liabilities	186,331	192,258

Total liabilities	4,466,258	4,520,647

Commitments and contingencies (notes 6, 8 and 10)

Redeemable non-controlling interest (note 10a)	2,297	3,173

Convertible Preferred Units (10.4 million units issued and outstanding at March 31, 2016 and December 31, 2015)	252,334	252,498

Equity
Limited partners - common units (107.1 million and 107.0 million units issued and outstanding at March 31, 2016 and December 31, 2015, respectively) (notes 11 and 12)	603,518	629,264
Limited partners - preferred units (11.0 million units issued and outstanding at March 31, 2016 and December 31, 2015)	266,925	266,925
General Partner	17,082	17,608
Accumulated other comprehensive (loss) income	(12,835)	696
Non-controlling interests	56,009	53,355

Total equity	930,699	967,848

Total liabilities and equity	5,651,588	5,744,166

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(2,523)	(18,643)
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 8)	(9,356)	78,337
Equity income	(5,283)	(4,091)
Depreciation and amortization	74,922	57,994
Write-down and gain on sale of vessels (note 13)	—	13,853
Deferred income tax recovery (note 9)	(3,538)	(434)
Amortization of in-process revenue contracts	(3,177)	(3,142)
Unrealized foreign currency exchange loss (gain) and other	24,901	(22,532)
Change in non-cash working capital items related to operating activities	52,860	23,262
Expenditures for dry docking	(3,445)	(3,963)

Net operating cash flow	125,361	120,641

FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	50,410	379,717
Scheduled repayments of long-term debt (note 6)	(125,030)	(65,812)
Prepayments of long-term debt (note 6)	(21,607)	(13,606)
Debt issuance costs (note 6)	(99)	(4,658)
Decrease in restricted cash (note 8)	37,820	10,870
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million) (note 3)	—	14,247
Cash distributions paid by the Partnership	(22,763)	(57,722)
Cash distributions paid by subsidiaries to non-controlling interests	(110)	(2,610)
Other	(204)	288

Net financing cash flow	(81,583)	260,714

INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(25,277)	(320,989)
Increase in restricted cash	—	(34,082)
Proceeds from sales of vessel and equipment (note 13)	55,450	8,918
Repayment from joint ventures (note 14)	—	5,225
Direct financing lease payments received	1,396	1,146
Return of capital from (investment in) equity accounted joint ventures (note 14)	1,931	(5,016)

Net investing cash flow	33,500	(344,798)

Increase in cash and cash equivalents	77,278	36,557
Cash and cash equivalents, beginning of the period	258,473	252,138

Cash and cash equivalents, end of the period	335,751	288,695

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners					Accumulated Other Comprehensive Loss (Note 8) $
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $		Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2015	107,027	629,264	11,000	266,925	17,608	696	53,355	967,848	10,438	252,498	3,173

Net loss	—	(14,857)	—	5,375	(304)	—	2,764	(7,022)	—	5,375	(876)
Other comprehensive loss (note 8)	—	—	—	—	—	(13,531)	—	(13,531)	—	—	—
Cash distributions	—	(11,773)	—	(5,375)	(240)	—	—	(17,388)	—	(5,375)	—
Distribution to non-controlling interests	—	—	—	—	—	—	(110)	(110)	—	—	—
Equity based compensation and other (note 12)	101	884	—	—	18	—	—	902	—	(164)	—

Balance as at March 31, 2016	107,128	603,518	11,000	266,925	17,082	(12,835)	56,009	930,699	10,438	252,334	2,297

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 3) (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 18, 2016. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

The Partnership considers its shuttle tankers to comprise of two components: i) a conventional tanker (the “tanker component”) and ii) specialized shuttle equipment (the “shuttle component”). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the three months ended March 31, 2016, the Partnership has considered factors related to the ongoing use of the shuttle component and has reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of its shuttle tanker vessels. Separately, the Partnership has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on the Partnership’s expected operating plan for these vessels, the Partnership has reassessed the estimated useful life of the tanker component for these vessels as 20 years commencing January 1, 2016. As market conditions evolve, the Partnership will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker segment. The effect of these changes in estimates was an increase in depreciation and amortization expense and net loss by $7.3 million, or $0.06 per basic and diluted common unit, for the three months ended March 31, 2016.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Partnership January 1, 2018 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

3.	Dropdown Predecessor

On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (referred to herein as the Dropdown Predecessor). The purchase price of $529.4 million the Partnership paid for the acquisition was based on the $1.26 billion fully built-up cost of the Petrojarl Knarr, a floating, production, storage and offloading (or FPSO) unit, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations between March 9, 2015 and July 1, 2015, plus $14.5 million of working capital of the Dropdown Predecessor less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note is due in full on July 1, 2016 and bears interest at an annual rate of 6.5% on the outstanding principal balance (see note 7e). The Partnership paid $35.0 million of the remaining $37.4 million of the purchase price in cash to Teekay Corporation upon the acquisition of the Dropdown Predecessor. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrently with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six-year fixed-rate charter contract, plus extension options, with Royal Dutch Shell Plc, as the operator.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The $103.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Dropdown Predecessor was accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Dropdown Predecessor has been accounted for as if the acquisition occurred from March 9, 2015, the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Dropdown Predecessor were retroactively adjusted to include the financial results of the Dropdown Predecessor as if the Partnership had acquired the FPSO on March 9, 2015. This had the effect of increasing the Partnership’s revenue by $14.1 million and net loss by $5.4 million for the three months ended March 31, 2015.

4.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s other financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	358,451	358,451	318,993	318,993
Logitel contingent consideration (see below)	Level 3	(15,221)	(15,221)	(14,830)	(14,830)
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	(294,313)	(294,313)	(235,998)	(235,998)
Cross currency swap agreements	Level 2	(130,046)	(130,046)	(183,327)	(183,327)
Foreign currency forward contracts	Level 2	(3,177)	(3,177)	(11,509)	(11,509)
Non-Recurring:
Vessels held for sale (note 13)	Level 2	—	—	55,450	55,450
Vessels and equipment (note 13)	Level 2	—	—	100,600	100,600
Other:
Long-term debt – public (note 6)	Level 1	(583,701)	(409,593)	(620,746)	(473,729)
Long-term debt – non-public (note 6)	Level 2	(2,707,546)	(2,580,656)	(2,743,128)	(2,783,597)

Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (or Cefront) for $4 million. The Partnership paid the purchase price in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from mid-2015 to mid-2020.

The Partnership agreed to pay the additional amount of up to $27.6 million if: (a) there are no yard cost overruns and no charterer late delivery penalties; (b) the two unchartered UMS under construction are chartered above specified rates; and (c) no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $15.2 million at March 31, 2016 is the amount the Partnership expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of March 31, 2016, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS, and, to a lesser extent, the expected timing of delivery of the remaining two UMS newbuildings, which the Partnership is currently in discussions with COSCO to defer the delivery of the two remaining UMS newbuildings. An increase (decrease) in the Partnership’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in the Partnership’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended
	March 31,
	2016	2015
	Asset (Liability)
	$	$
Balance at beginning of period	(14,830)	(21,448)
Unrealized loss included in Other income - net	(391)	(114)

Balance at end of period	(15,221)	(21,562)

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality		March 31, 2016	December 31, 2015
	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	16,075	17,471

5.	Segment Reporting

The following tables include results for the Partnership’s FPSO unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three months ended March 31, 2016		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Revenues(1)	132,784	126,184	14,363	13,482	11,083	8,812	306,708
Voyage expenses	—	(13,938)	(212)	—	(3,518)	(676)	(18,344)
Vessel operating expenses	(46,915)	(28,881)	(5,473)	(7,927)	(4,885)	(1,271)	(95,352)
Time-charter hire expense	—	(14,812)	—	—	—	(510)	(15,322)
Depreciation and amortization	(37,583)	(30,648)	(2,172)	(1,696)	(2,823)	—	(74,922)
General and administrative (2)	(8,674)	(3,957)	(238)	(693)	(734)	(173)	(14,469)

Income (loss) from vessel operations	39,612	33,948	6,268	3,166	(877)	6,182	88,299

Three months ended March 31, 2015		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Revenues	98,275	138,090	14,486	—	6,070	8,062	264,983
Voyage expenses	—	(19,529)	(132)	—	(2,288)	(568)	(22,517)
Vessel operating expenses	(36,766)	(34,317)	(6,359)	—	(751)	(1,374)	(79,567)
Time-charter hire expense	—	(6,321)	—	—	(662)	—	(6,983)
Depreciation and amortization	(24,485)	(28,367)	(2,920)	—	(548)	(1,674)	(57,994)
General and administrative (2)	(4,942)	(8,399)	(610)	(507)	(310)	(252)	(15,020)
(Write-down) and gain on sale of vessels	—	(13,853)	—	—	—	—	(13,853)

Income (loss) from vessel operations	32,082	27,304	4,465	(507)	1,511	4,194	69,049

(1)	Revenues includes a $4.0 million early termination fee received from Teekay Corporation, which is included in the Partnership’s conventional tanker segment (see notes 7f and 13).
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2016	December 31, 2015
	$	$
FPSO segment	2,655,487	2,717,193
Shuttle tanker segment	1,704,038	1,732,769
FSO segment	310,027	281,776
UMS segment	269,616	267,935
Towage segment	325,400	309,009
Conventional tanker segment	12,592	63,900
Unallocated:
Cash and cash equivalents and restricted cash	358,451	318,993
Other assets	15,977	52,591

Consolidated total assets	5,651,588	5,744,166

6.	Long-Term Debt

	March 31, 2016	December 31, 2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	405,168	429,279
Norwegian Kroner Bonds due through 2019	290,258	327,941
U.S. Dollar-denominated Term Loans due through 2018	125,290	129,133
U.S. Dollar-denominated Term Loans due through 2028	2,026,289	2,037,766
U.S. Dollar Non-Public Bond due through 2024	202,449	202,449
U.S. Dollar Bonds due through 2019	300,000	300,000

Total principal	3,349,454	3,426,568
Less unamortized discount and debt issuance costs	(58,207)	(62,694)

Total debt	3,291,247	3,363,874
Less current portion	(615,803)	(485,069)

Long-term portion	2,675,444	2,878,805

As at March 31, 2016, the Partnership had five revolving credit facilities, which, as at such date, provided for total borrowings of up to $405.2 million, which were fully drawn as of March 31, 2016. The total amount available under the revolving credit facilities reduces by $178.4 million (remainder of 2016), $91.7 million (2017), $92.0 million (2018) and $43.1 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 16 of the Partnership’s vessels, together with other related security. As at March 31, 2016, the Partnership has guaranteed $385.9 million of these revolvers and Teekay Corporation has guaranteed $19.3 million.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of March 31, 2016, the carrying amount of the bonds was $120.9 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.70%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 8).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches, of which one tranche matured in January 2016 (NOK 500 million) and the other tranche is maturing in January 2018 (NOK 800 million). In January 2016, the Partnership repaid NOK 500 million relating to the tranche which matured in January 2016. The Partnership recorded a $32.6 million realized foreign currency exchange gain on the payment of the bond and a $32.6 million realized loss on the maturing cross currency swap for the three months ended March 31, 2016, both of which are included in foreign currency exchange loss on the Partnership’s consolidated statement of loss for the three months ended March 31, 2016. As at March 31, 2016, the carrying amount of the remaining bonds was $96.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 6.34% and the transfer of the principal amount fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 8).

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at March 31, 2016, the carrying amount of the bonds was $72.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 8).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

As at March 31, 2016, three of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which in aggregate totaled $125.3 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at March 31, 2016, the Partnership had guaranteed $29.3 million of these term loans, which represents its 50% share of the outstanding term loans of two of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $62.6 million and $33.4 million, respectively.

As at March 31, 2016, the Partnership had term loans outstanding for the Amundsen Spirit, Nansen Spirit, Peary Spirit, Scott Spirit, Samba Spirit and Lambada Spirit shuttle tankers, for the Suksan Salamander and Gina Krog FSO units, for the Piranema Spirit, the Voyageur Spirit, the Petrojarl Knarr and the Petrojarl I FPSO units, for the towing and offshore installation vessels, and for the Arendal Spirit UMS, which totaled $2.0 billion. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while another tranche is correspondingly drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2016, the Partnership had guaranteed $1.7 billion of these term loans and Teekay Corporation had guaranteed $289.2 million.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2016, the carrying amount of the bonds was $27.1 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

In August 2014, the Partnership assumed Logitel’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the Logitel acquisition. The bonds are retractable at par at any time by the Partnership. As of March 31, 2016, the outstanding amount of bonds was $20.0 million with a carrying value of $19.1 million and the bonds are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued a total of $174.2 million of ten-year senior bonds that mature in December 2023, and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of March 31, 2016, the carrying amount of the bonds was $155.3 million.

In May 2014, the Partnership issued $300.0 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2016, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $29.2 million of one tranche of the term loan for the ALP newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At March 31, 2016 and December 31, 2015, the margins ranged between 0.3% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2016 was 3.3% (December 31, 2015 - 3.2%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 8).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2016 are $380.2 million (remainder of 2016), $635.9 million (2017), $584.7 million (2018), $735.7 million (2019), $227.8 million (2020), and $785.2 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility and four term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at March 31, 2016, these ratios ranged from 122% to 189% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are the appraised values prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios.

Please read Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at March 31, 2016, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7.	Related Party Transactions and Balances

a)

During the three months ended March 31, 2016, one conventional tanker, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. In the first quarter of 2016, the Partnership terminated the long-term time-charter-out contract under which the one conventional tanker was employed with a subsidiary of Teekay Corporation. The Partnership concurrently received an early termination fee from Teekay Corporation of $4.0 million (see note 13), which is recorded in revenue on the consolidated statement of loss for the three months ended March 31, 2016.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

b)

Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended March 31,
	2016	2015
	$	$
Revenues(1)	14,789	17,329
Vessel operating expenses(2)	(9,336)	(9,438)
General and administrative(3)	(9,543)	(7,827)
Interest expense(4)(5)(6)	(4,256)	(111)

(1)

Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation, and an early termination fee received by the Partnership from Teekay Corporation (see item f below and note 13).

(2)	Includes ship management and crew training services provided by Teekay Corporation.
(3)

Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our general partner for costs incurred on the Partnership’s behalf.

(4)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.
(5)

Includes interest expense of $1.6 million for the three months ended March 31, 2016, incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3). The convertible promissory note incurs interest at a rate of 6.50% on the outstanding principal balance, which as at March 31, 2016, was $100.0 million. The outstanding principal balance, together with accrued interest, is payable in full on July 1, 2016. In May 2016, this convertible promissory note was refinanced effective July 1, 2016 (see note 7g).

(6)

Includes interest expense of $2.5 million for the three months ended March 31, 2016, incurred on a $100.0 million, six-month loan made by Teekay Corporation to the Partnership on January 1, 2016. The loan bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at March 31, 2016, was $100.0 million. The outstanding principal balance, together with accrued interest, is payable in full on July 1, 2016. In May 2016, this loan was refinanced effective July 1, 2016 (see note 7g).

c)

At March 31, 2016, due from affiliates totaled $57.9 million (December 31, 2015 - $81.3 million) and due to affiliates totaled $305.3 million (December 31, 2015 - $304.6 million). Amounts due to and from affiliates, other than the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3) and the $100.0 million six-month loan issued by Teekay Corporation to the Partnership in January 2016 (see b(6) above), are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)

In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $8.3 million as of March 31, 2016.

e)

On July 1, 2015 the Partnership acquired from Teekay Corporation its 100% interest in the Dropdown Predecessor, which owns the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $529.4 million (see note 3).

f)

In March 2016, the Partnership terminated a long-term time-charter-out contract under which a conventional tanker, the Kilimanjaro Spirit, was employed with a subsidiary of Teekay Corporation. The Partnership concurrently received an early termination fee from Teekay Corporation of $4.0 million (see note 13), which is recorded in revenue on the consolidated statements of loss for the three months ended March 31, 2016.

g)

In May 2016, the Partnership issued a $200.0 million subordinate promissory note to Teekay Corporation effective July 1, 2016, to refinance the $100.0 million outstanding balance on the convertible promissory note in connection with the financing of the Dropdown Predecessor (see b(5) above) and the $100.0 million six-month loan issued by Teekay Corporation to the Partnership in January 2016 (see b(6) above), both due July 1, 2016. The subordinate promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly, of which 5.00% is payable in cash and 5.00% is payable in common units of the Partnership, or in cash, at the election of Teekay Corporation, provided that sufficient common units are subsequently issued by the Partnership within six months of the payment date to cover this payment. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2019.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

8.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the three months ended March 31, 2016 and 2015 as cash flow hedges.

As at March 31, 2016, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2016	2017
				(in thousands of U.S. Dollars)
Norwegian Kroner	517,000	(3,660)	7.80	37,711	28,569
Euro	6,750	395	0.92	7,317	—
Singapore Dollar	19,637	88	1.36	14,470	—

		(3,177)		59,498	28,569

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s NOK bonds due from 2017 through 2019. In addition, the cross currency swaps due from 2017 through 2019 economically hedge the interest rate exposure on the NOK bonds due from 2017 through 2019. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due from 2017 through 2019. As at March 31, 2016, the Partnership was committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin
600,000	101,351	NIBOR	5.75%	7.49%	(30,703)	0.8
800,000	143,536	NIBOR	4.75%	6.34%	(50,412)	1.8
1,000,000	162,200	NIBOR	4.25%	6.70%	(48,931)	2.8

					(130,046)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt.

As at March 31, 2016, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	950,000	(188,979)	6.4	3.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,174,159	(102,112)	5.2	2.6
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	68,280	(3,222)	12.0	2.4

		2,192,439	(294,313)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2016, ranged from 0.30% to 3.25%
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)	These interest rate swaps are being used to economically hedge expected interest payments on future debt that is planned to be outstanding from 2016 to 2028.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

For the periods indicated, the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended March 31, 2016				Three Months Ended March 31, 2015
Effective Portion	Effective Portion			Effective Portion	Effective Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(3,188)	—	51	Interest expense	—	—	—

(3,188)	—	51		—	—	—

(1)	effective portion of designated and qualifying cash flow hedges recognized in other comprehensive loss.
(2)	effective portion of designated and qualifying cash flow hedges recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings.
(3)	ineffective portion of designated and qualifying cash flow hedges.

As at March 31, 2016, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2016, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $320.8 million (December 31, 2015 - $360.6 million). As at March 31, 2016, the Partnership had $22.7 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2015 - $60.5 million). The deposit is presented in restricted cash and restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other current assets $	Other assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at March 31, 2016
Foreign currency contracts	704	436	—	(4,294)	(23)
Cross currency swaps	—	—	(1,808)	(37,317)	(90,921)
Interest rate swaps	—	8	(11,084)	(168,184)	(115,053)

	704	444	(12,892)	(209,795)	(205,997)

As at December 31, 2015
Foreign currency contracts	80	—	—	(10,266)	(1,323)
Cross currency swaps	—	—	(2,196)	(42,878)	(138,253)
Interest rate swaps	—	1,894	(7,827)	(148,312)	(81,753)

	80	1,894	(10,023)	(201,456)	(221,329)

Total realized and unrealized losses on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of loss. The effect of the losses on these derivatives on the consolidated statements of loss for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Realized losses relating to:
Interest rate swaps	(13,967)	(13,419)
Foreign currency forward contracts	(2,933)	(3,253)

	(16,900)	(16,672)

Unrealized (losses) gains relating to:
Interest rate swaps	(51,921)	(41,040)
Foreign currency forward contracts	8,331	(5,096)

	(43,590)	(46,136)

Total realized and unrealized losses on derivative instruments	(60,490)	(62,808)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Realized and unrealized gains (losses) on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of loss. The effect of the gain (loss) on cross currency swaps on the consolidated statements of loss for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Realized losses	(35,276)	(2,380)
Unrealized gains (losses)	52,895	(32,201)

Total realized and unrealized gains (losses) on cross currency swaps	17,619	(34,581)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

9.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Current	(702)	(355)
Deferred	3,538	434

Income tax recovery	2,836	79

10.	Commitments and Contingencies

a)

During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2016.

b)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract is being serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $284 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at March 31, 2016, payments made towards this commitment totaled $168.7 million and the remaining payments required to be made are $96.0 million (remainder of 2016) and $19.2 million (2017). Following scheduled completion of the conversion in early-2017, the FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. The Partnership expects to finance the remaining conversion costs from long-term debt financing of $230 million secured in December 2015, of which $93 million was undrawn as at March 31, 2016, and to a lesser extent, through existing and expected liquidity.

c)

In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery from mid-2016 to early-2017. The total cost to acquire these newbuildings is approximately $217 million, net of amounts reimbursable, upon the delivery of the vessels, by Niigata Shipbuilding & Repair of Japan. As at March 31, 2016, payments made towards these commitments totaled $110.5 million and the remaining payments required to be made under these newbuilding contracts are $72.8 million (remainder of 2016) and $33.6 million (2017). The Partnership expects to finance the remaining newbuilding installments primarily from long-term debt financing of approximately $185 million secured for these vessels in July 2015, of which $126 million was undrawn as at March 31, 2016, and to a lesser extent, through existing and expected liquidity.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

d)

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. Concurrently with this transaction, the Partnership acquired three UMS newbuildings ordered from COSCO in China that are expected to cost approximately $585 million in aggregate, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. In May 2016, the Partnership agreed with COSCO to defer the delivery of the Stavanger Spirit UMS newbuilding by two years from the original delivery date, to October 2017. As at March 31, 2016, payments made towards these commitments totaled $181.5 million and the expected remaining payments required to be made under these newbuilding contracts were $15.5 million (remainder of 2016), $188.0 million (2017), $15.6 million (2018) and $184.1 million (2019). The Partnership took delivery of one UMS, the Arendal Spirit, in February 2015, which was financed through a long-term debt facility and existing liquidity. The Partnership is currently in discussions with COSCO to further defer the delivery of its two remaining UMS newbuildings.

e)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht Oil & Gas S.A. (or Odebrecht). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at March 31, 2016, payments made by the joint venture towards these commitments totaled $291.2 million and the remaining payments required to be made by the joint venture are $699.8 million (remainder of 2016) and $13.6 million (2017). The Partnership intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO unit (see note 14).

f)

In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $270 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the fourth quarter of 2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at March 31, 2016, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $173.8 million and the remaining payments required to be made were $96.3 million (remainder of 2016). The Partnership intends to finance the remaining upgrade payments through an existing $180 million long-term loan, which the Partnership secured in June 2015, of which $57 million was undrawn as at March 31, 2016, and to a lesser extent, with its existing and expected liquidity.

g)

In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for a fully built-up cost of approximately $368 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in the third quarter of 2017 through the first half of 2018. As at March 31, 2016, payments made towards these commitments totaled $34.8 million and the remaining payments required to be made under these newbuilding contracts are $45.7 million (remainder of 2016), $218.5 million (2017), and $68.6 million (2018). The Partnership intends to finance the newbuilding installments initially through its existing and expected liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries.

h)

In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership is currently in discussions with Petrobras. The Partnership has estimated the maximum amount of the claim at $7.5 million, consisting of $4.7 million from a return of 2% of the charter hire previously paid by Petrobras to the Partnership for the period from November 2011 up to March 31, 2016 and $2.8 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

i)

In February 2016, a special committee of the Board of Directors of Sevan Marine ASA (or Special Committee), responding to allegations made by certain minority shareholders of Sevan Marine ASA (or Sevan), advised the Partnership that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The Special Committee also reviewed the legality of the agreements between Sevan and the Partnership entered into in connection with the 2014 transaction whereby the Partnership acquired Logitel from CeFront (or the 2014 Transaction). The Special Committee advised the Partnership that it had obtained legal advice indicating that Sevan had failed to obtain necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised the Partnership of its view that the $60 million bond loan to Logitel represents lending to a related party of a Sevan shareholder, which is in breach of Norwegian corporate law. The Special Committee has advised the Partnership that the failure to obtain the necessary shareholder approvals would render certain of the agreements in the Logitel transaction either void or voidable, exposing the Partnership to potential claims for restitution as mandated by Norwegian corporate law. The total claim from Sevan is $50 million, of which the Partnership has accrued $20 million as at March 31, 2016. The amount accrued as of March 31, 2016 is based on the terms of the agreements from the 2014 Transaction among Sevan, Logitel and the Partnership. The Partnership is in discussions with Sevan regarding the potential financial impact on the Partnership of the failure of Sevan to obtain the necessary shareholder approvals of the 2013 Transaction and 2014 Transaction.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

11.	Total Capital and Net Loss Per Common Unit

At March 31, 2016, a total of 64.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units) and Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) are held by the public and the Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) are held by private investors.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices from time to time up to a maximum aggregate amount of $100 million. As at March 31, 2016, the Partnership had issued an aggregate amount of $14.2 million under the COP (December 31, 2015 - $14.2 million).

Net Loss Per Common Unit

Limited partners’ interest in net loss per common unit – basic is determined by dividing net loss, after deducting the amount of loss attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A Preferred Units, the Series B Preferred Units and the Series C Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three months ended March 31, 2016 and 2015 were $10.8 million and $2.7 million, respectively.

The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method and the if-converted method relating to the Series C Preferred Units conversion feature. At any time after the 18 month anniversary of the closing date, the Series C Preferred Units will be convertible on a one-for-one basis into common units of the Partnership. The computation of limited partners’ interest in net income per common unit – diluted does not assume such exercises or conversions if the effect would be anti-dilutive.

In periods where a loss is attributable to common unitholders all restricted units and the Series C Preferred Units are anti-dilutive and therefore, 10.4 million total Series C Preferred Units and 22,537 total restricted units for the three months ended March 31, 2016 and 33,871 total restricted units for the three months ended March 31, 2015, were excluded from the computation of limited partners’ interest in net loss per common unit – diluted, as they have an anti-dilutive effect.

The general partner’s and common unitholders’ interests in net loss are calculated as if all net loss was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net loss; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The general partner holds incentive distribution rights, which entitle the general partner to increasing percentages of incremental cash based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015. Cash distributions were below $0.35 per common unit during the three months ended March 31, 2016, and exceeded $0.4025 per common unit during the three months ended March 31, 2015. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three months ended March 31, 2016, but used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three months ended March 31, 2015.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

12.	Unit Based Compensation

During the three months ended March 31, 2016, a total of 76,084 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2016.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2016 and 2015, the Partnership granted restricted unit-based compensation awards with respect to 599,479 and 102,834 units, respectively, with aggregate grant date fair values of $2.3 million and $2.1 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the three months ended March 31, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

During the three months ended March 31, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

The Partnership recorded unit-based compensation expense of $1.4 million and $1.1 million during the three months ended March 31, 2016 and 2015, respectively, in general and administrative expenses in the Partnership’s consolidated statements of loss.

As of March 31, 2016 and December 31, 2015, liabilities relating to cash settled restricted unit-based compensation awards of $1.1 million and $0.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at March 31, 2016, the Partnership had $2.1 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.4 years.

13.	(Write-down) and Gain on Sale of Vessels

During the three months ended March 31, 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The Partnership’s consolidated statement of loss for the three months ended March 31, 2015 included a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

In March 2016, the time-charter contract with a subsidiary of Teekay Corporation for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by the Partnership. The Partnership concurrently received an early termination fee of $4.0 million from Teekay Corporation. Immediately following the charter termination, the Partnership sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels. Both vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, the Partnership is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. The Fuji Spirit is fixed on a two-year time-charter-out contract commencing during the second quarter of 2016, and the Kilimanjaro Spirit is currently trading in the spot conventional tanker market.

During the three months ended March 31, 2015, the carrying value of one of the Partnership’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of a change in the operating plan of the vessel. The Partnership’s consolidated statement of loss for the three months ended March 31, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

During the three months ended March 31, 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of loss for the three months ended March 31, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.

14.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 10e). In connection with the conversion project in late-2015, the Libra Joint Venture entered into a 10-year plus construction period loan facility providing total borrowings of up to $804 million, of which $230.0 million was drawn as of March 31, 2016. This loan facility is intended to be used to fund future capital expenditure for the FPSO conversion. The interest payments on the loan facility are based on LIBOR, plus margins which range between 2.50% and 2.65%. The final payment under the loan facility is due March 2027. The Partnership has guaranteed its 50% share of the loan facility. During the three months ended March 31, 2016, the Partnership received a credit of $3.3 million from Sembcorp Marine’s Jurong Shipyard relating to the Libra FPSO conversion project.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit. As at December 31, 2014, the Partnership had advanced $5.2 million to the joint venture, which was repaid during the three months ended March 31, 2015.

As at March 31, 2016 and December 31, 2015, the Partnership had total investments of $70.7 million and $77.6 million, respectively, in joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at March 31, 2016, our fleet consisted of 32 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit, six FPSO units, seven FSO units, six long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%. We also have two FPSO conversions or upgrades scheduled for delivery in mid-2016 and early-2017, four long-haul towing and offshore installation vessel newbuildings scheduled for delivery in mid-2016 through early-2017, three newbuilding shuttle tankers scheduled for delivery late-2017 to mid-2018 and two UMS newbuildings, which we are currently in discussions with the shipyard to defer the delivery.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

In addition to its effect on the energy and capital markets, the decline in global crude oil prices may also result in our vessels being employed on customer contracts that are cancellable or failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

SIGNIFICANT DEVELOPMENTS

Financing Initiatives

Since early 2016, we have been negotiating a series of financing initiatives intended to fund our unfunded capital expenditures and upcoming debt maturities. The main financing initiatives include:

•

obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of our existing NOK senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending beyond 2018 the maturity date of $200 million of existing intercompany loans made by Teekay Corporation to us;

•	issuing $200 million of preferred equity; and

•	deferring the delivery of the two remaining UMS newbuildings.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as financing initiatives being undertaken by Teekay Corporation.

In April 2016, we completed the new $35 million tranche on an existing debt facility secured by two shuttle tankers. In May 2016, we have received lender commitments for the other bank financing initiatives, received a majority of lender commitments for the Petrojarl Varg FPSO refinancing, received commitments from a majority of the NOK bondholders to extend the bond maturities (only 66.7% of the votes are required to approve the proposal), extended the $200 million Teekay Corporation intercompany loan maturity, are in discussions to defer the delivery of the two remaining UMS newbuildings and we are in advanced discussions relating to the preferred equity financing. We expect to complete all these initiatives before June 30, 2016.

Sale and In-Chartering of Two Conventional Tankers

In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, we are chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract, commencing during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

Damage to Arendal Spirit UMS

In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit UMS unit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. We are currently in the process of having the gangway replaced. It is estimated that the Arendal Spirit will be off-hire for a period of approximately two months in order to complete the gangway replacement.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value. Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht to jointly pursue FPSO projects in Brazil. Odebrecht is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 5 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which are discussed below.

FPSO Segment

As at March 31, 2016, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted vessel, through our 50/50 joint venture with Odebrecht, is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands and is scheduled to commence operations in the fourth quarter of 2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of charter contract, the charterer ceases paying the capital component of the charter hire six months prior to the redelivery date, which has been confirmed at August 1, 2016.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr, Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2016 and 2015 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	132,784	98,275	35.1
Vessel operating expenses	(46,915)	(36,766)	27.6
Depreciation and amortization	(37,583)	(24,485)	53.5
General and administrative (1)	(8,674)	(4,942)	75.5

Income from vessel operations	39,612	32,082	23.5

Calendar-Ship-Days
Owned Vessels	546	450	21.3

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FPSO units increased for the three months ended March 31, 2016 compared to the same period last year, due to the acquisition of the Petrojarl Knarr on July 1, 2015.

As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired by us when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.

Revenues. Revenues increased for the three months ended March 31, 2016 compared to the same period last year, primarily due to:

•	an increases of $42.3 million for the three months ended March 31, 2016 due to a full quarter of operations at the full charter rate for the Petrojarl Knarr FPSO unit;

•

an increase of $2.6 million for the three months ended March 31, 2016 relating to revenue received for offshore field studies associated with the Petrojarl Varg during the first quarter of 2016 (this revenue is partially offset by operating expenditures incurred, as indicated below);

•	an increase of $1.6 million for the three months ended March 31, 2016 due to penalties incurred on the Piranema Spirit during the first quarter of 2015;

partially offset by:

•

a decrease of $7.3 million for the three months ended March 31, 2016 relating to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 due to the termination of the charter contract by Repsol effective August 1, 2016;

•

a decrease of $3.0 million for the three months ended March 31, 2016 due to lower reimbursable expenses incurred on the Voyageur Spirit and the Petrojarl Varg during the first quarter of 2016 compared to the same period last year (this decrease is offset by a similar decrease in vessel operating expense); and

•

a decrease of $1.7 million for the three months ended March 31, 2016 due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same period last year on revenues related to the Petrojarl Varg and the Piranema Spirit, respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2016 from the same period last year, primarily due to:

•	an increase of $10.6 million for the three months ended March 31, 2016 due to a full quarter of operations of the Petrojarl Knarr FPSO unit;

•

an increase of $3.2 million for the three months ended March 31, 2016 due to higher repair and maintenance costs on the Piranema Spirit and the Rio das Ostras due to the timing of repair and maintenance costs compared to the same period last year;

•	an increase of $2.4 million for the three months ended March 31, 2016 due to expenditures incurred for offshore field studies for the Petrojarl Varg during the first quarter of 2016; and

•	an increase of $0.5 million for the three months ended March 31, 2016 due to higher ship management costs related to operating the FPSO units;

partially offset by:

•

a decrease of $2.7 million for the three months ended March 31, 2016 due to lower repair and maintenance costs on the Voyageur Spirit, which are reimbursed by the charterer, compared to the same period last year;

•	a decrease of $1.9 million for the three months ended March 31, 2016 due to lower crew and repair and maintenance costs as a result of the Petrojarl Varg’s upcoming decommissioning in August 2016; and

•

a decrease of $1.7 million for the three months ended March 31, 2016 due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real, and British Pound compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2016 from the same period last year, primarily due to a full quarter of depreciation of the Petrojarl Knarr.

Shuttle Tanker Segment

As at March 31, 2016, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 35 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us. In January 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on our consolidated balance sheet as of December 31, 2015. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. We commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same period. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	126,184	138,090	(8.6)
Voyage expenses	(13,938)	(19,529)	(28.6)

Net revenues	112,246	118,561	(5.3)
Vessel operating expenses	(28,881)	(34,317)	(15.8)
Time-charter hire expense	(14,812)	(6,321)	134.3
Depreciation and amortization	(30,648)	(28,367)	8.0
General and administrative (1)	(3,957)	(8,399)	(52.9)
(Write-down) and gain on sale of vessels	—	(13,853)	(100.0)

Income from vessel operations	33,948	27,304	24.3

Calendar-Ship-Days
Owned Vessels	2,660	2,872	(7.4)
Chartered-in Vessels	318	180	76.7

Total	2,978	3,052	(2.4)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three months ended March 31, 2016 compared to the same period last year, primarily due to the sale of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.

The average size of our chartered-in shuttle tanker fleet increased for the three months ended March 31, 2016 compared to the same period last year, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, and increased spot in-chartering of shuttle tankers, partially offset by redelivery to its owner of the Grena Knutsen in June 2015.

Net Revenues. Net revenues decreased for the three months ended March 31, 2016 compared to the same period last year, primarily due to:

•

a decrease of $13.4 million for the three months ended March 31, 2016, mainly due to the expiration during the second quarter of 2015 of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•	a decrease of $6.0 million for the three months ended March 31, 2016, due to the redelivery of one vessel to us in April 2015 as it completed its time-charter-out agreement;

•	a decrease of $3.5 million for the three months ended March 31, 2016, due to the sale of the Navion Svenita in March 2015;

•

a decrease of $2.1 million for the three months ended March 31, 2016, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market; and

•	a decrease of $0.6 million for the three months ended March 31, 2016, due to more repair off-hire days in our time-chartered-out fleet compared to the same period last year;

partially offset by:

•	an increase of $13.7 million for the three months ended March 31, 2016, due to the commencement of the East Coast of Canada contract in June 2015; and

•

an increase of $5.4 million for the three months ended March 31, 2016, due to an increase in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2016 compared to the same period last year, primarily due to:

•	a decrease of $1.5 million for the three months ended March 31, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•

a decrease of $1.5 million for the three months ended March 31, 2016, mainly due to the timing of repairs and maintenance expenses, fleet overhead and port expenses compared to the same period last year, partially offset by an increase in crew costs compared to the same period last year due to a change in crew composition;

•	a decrease of $1.1 million for the three months ended March 31, 2016, due to the sale of the Navion Svenita in March 2015; and

•	a decrease of $1.1 million for the three months ended March 31, 2016, due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2016 from the same period last year, primarily due to:

•	an increase of $9.8 million for the three months ended March 31, 2016, due to the in-chartering of two shuttle tankers for the East Coast of Canada contract, which commenced in June 2015; and

•	an increase of $2.2 million for the three months ended March 31, 2016, due to increased spot in-chartering of shuttle tankers;

partially offset by:

•	a decrease of $3.5 million for the three months ended March 31, 2016, due to the redelivery by us of the Grena Knutsen in June 2015.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2016, compared to the same period last year, primarily due to:

•

an increase of $7.3 million for the three months ended March 31, 2016, due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years as well as the accelerated amortization of the tanker component for eight older shuttle tankers during the first quarter of 2016;

partially offset by:

•	a decrease of $2.2 million for the three months ended March 31, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $1.9 million for the three months ended March 31, 2016, due to write-down of the carrying values of seven shuttle tankers during 2015; and

•	a decrease of $0.8 million for the three months ended March 31, 2016, due to the Navion Europa being fully amortized during the second quarter of 2015.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was $(13.9) million for the three months ended March 31, 2015 which consisted of a write-down of vessels of $15.5 million and a gain on the sale of a vessel of $1.6 million.

During the three months ended March 31, 2015, the carrying value of one of our 1992-built shuttle tankers, the Navion Torinita, was written down to its estimated fair value, using an appraised value. The write-down was the result of the expected sale of the vessel. The vessel was classified as held for sale as at December 31, 2015 and during the three months ended March 31, 2016, the Navion Torinita was sold for net proceeds of $5.0 million, which was the approximate carrying value of the vessel.

During the three months ended March 31, 2015, the carrying value of one of our 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was the result of a change in the operating plan of the vessel. During the three months ended March 31, 2015, one of our 1997-built shuttle tankers, the Navion Svenita, was sold to a third party resulting in a gain on the sale of the vessel of $1.6 million.

FSO Segment

As at March 31, 2016, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which our ownership interest increased from 67% to 100% during the third quarter of 2015. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same period. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	14,363	14,486	(0.8)
Voyage expenses	(212)	(132)	60.6

Net revenues	14,151	14,354	(1.4)
Vessel operating expenses	(5,473)	(6,359)	(13.9)
Depreciation and amortization	(2,172)	(2,920)	(25.6)
General and administrative (1)	(238)	(610)	(61.0)

Income from vessel operations	6,268	4,465	40.4

Calendar-Ship-Days
Owned Vessels	637	540	18.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for the three months ended March 31, 2016 compared to the same period last year, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2016, compared to the same period last year, primarily due to lower crew costs on the Navion Saga and the Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar, and due to a decrease in crew overtime and the timing of pension costs compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2016 from the same period last year, mainly due to drydock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015.

UMS Segment

As at March 31, 2016, our UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. We are currently in discussions with the shipyard to defer the delivery of the two remaining UMS newbuildings. We own a 100% interest in all three units.

The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The following table presents our UMS segment’s operating results and calendar-ship-days for the three months ended March 31, 2016 and 2015. We had no operations during the three months ended March 31, 2015, and therefore no revenues or expenditures were incurred for the UMS segment for the three months ended March 31, 2015, with the exception of general and administrative expenses. The Arendal Spirit delivered to us on February 16, 2015 and began its three year charter contract on June 7, 2015. We are currently negotiating a three-year contract extension with the charterer in exchange for a reduction in the current charter rate for the Arendal Spirit.

	Three Months Ended March 31,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	13,482	—	100.0
Vessel operating expenses	(7,927)	—	100.0
Depreciation and amortization	(1,696)	—	100.0
General and administrative(1)	(693)	(507)	36.7

Loss from vessel operations	3,166	(507)	(724.5)

Calendar-Ship-Days
Owned Vessels	91	43	111.6

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our operating units increased for the three months ended March 31, 2016 compared to the same period last year, due to the delivery of the Arendal Spirit in February 2015.

Revenues, Vessel Operating Expenses, and Depreciation and amortization Expense. Revenues, vessel operating expenses, and depreciation and amortization expense increased for the three months ended March 31, 2016, compared to the same period last year, due to the commencement of the charter contract of the Arendal Spirit in June 2015.

Towage Segment

As at March 31, 2016, our towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver between mid-2016 and early-2017. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents our towage segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same period. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our towage segment:

	Three Months Ended March 31,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	11,083	6,070	82.6
Voyage expenses	(3,518)	(2,288)	53.8

Net revenues	7,565	3,782	100.0
Vessel operating expenses	(4,885)	(751)	550.5
Time-charter hire expense	—	(662)	(100.0)
Depreciation and amortization	(2,823)	(548)	415.1
General and administrative (1)	(734)	(310)	136.8

(Loss) income from vessel operations	(877)	1,511	(158.0)

Calendar-Ship-Days
Owned Vessels	546	88	520.5
Chartered-in Vessels	—	19	(100.0)

Total	546	107	410.3

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three months ended March 31, 2016 compared to the same period last year, due to the delivery of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and one vessel during the third quarter of 2015.

The average number of our chartered-in towing and offshore installation vessels decreased for the three months ended March 31, 2016 compared to the same period last year, due to the in-chartering of one towing and offshore installation vessel during the first quarter of 2015.

Net Revenues. Net revenues increased for the three months ended March 31, 2016 from the same period last year, mainly due to the delivery of the six towing and offshore installation vessels during 2015, partially offset by a decrease in rates and utilization on the ALP Winger, ALP Guard and ALP Centre, which delivered during the first quarter of 2015, and revenue earned from the in-chartering of a towing and offshore installation vessel during the first quarter of 2015.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2016 from the same period last year, mainly due to the delivery of the six towing and offshore installation vessels during 2015, an increase in repairs and maintenance expense due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to the same period last year due to higher crew levels and a change in crew composition for the ALP Winger, ALP Guard and ALP Centre.

Time-Charter Hire Expense. Time-Charter hire expense decreased for the three months ended March 31, 2016 from the same period last year, due to the in-chartering of one towing and offshore installation vessel during the first quarter of 2015.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2016 compared to the same period last year, due to the delivery of the six towing and offshore installation vessels during 2015.

Conventional Tanker Segment

As at March 31, 2016, our conventional tanker fleet consisted of two conventional tankers which were chartered-in. In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed to the Blue Pride and the Fuji Spirit was renamed to the Blue Power. As part of the sales, we are in-chartering these vessels for three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract, commencing during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In December 2015, we sold our 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.

The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	8,812	8,062	9.3
Voyage expenses	(676)	(568)	19.0

Net revenues	8,136	7,494	8.6
Vessel operating expenses	(1,271)	(1,374)	(7.5)
Time-charter hire expense	(510)	—	100.0
Depreciation and amortization	—	(1,674)	(100.0)
General and administrative (1)	(173)	(252)	(31.3)

Income from vessel operations	6,182	4,194	47.4

Calendar-Ship-Days
Owned Vessels	160	360	(55.6)
Chartered-in Vessels	22	—	100.0

Total	182	360	(49.4)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for the three months ended March 31, 2016 compared to the same period last year, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, and the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.

The average number of our chartered-in conventional tankers increased for the three months ended March 31, 2016 compared to the same period last year, due to the in-chartering of the Blue Pride and Blue Power conventional tankers during March 2016.

Net Revenues. Net revenues increased for the three months ended March 31, 2016, compared to the same period last year, primarily due to:

•

an increase of $4.0 million for the three months ended March 31, 2016, relating to a termination fee received from Teekay Corporation due to the early termination of the time-charter contract of the Kilimanjaro Spirit in March 2016;

partially offset by:

•	a decrease of $2.2 million for the three months ended March 31, 2016, due to the sale of the SPT Explorer and Navigator Spirit in December 2015; and

•

a net decrease of $1.3 million for the three months ended March 31, 2016, due to the termination of the time-charter contract of the Fuji Spirit with a subsidiary of Teekay Corporation in December 2015, partially offset by revenue from earnings in a conventional tanker pool prior to the sale of this vessel in March 2016 and revenue from earnings in the spot conventional market during the period we in-chartered this vessel in March 2016.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2016, compared to the same period last year, due to the in-chartering of the Blue Pride and the Blue Power subsequent to the sale of these vessels in March 2016.

Depreciation and amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2016, compared to the same period last year, due to the sale of the SPT Explorer and Navigator Spirit in December 2015, and due to the Kilimanjaro Spirit and Fuji Spirit classified as held for sale as at December 31, 2015 and subsequently sold in March 2016.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased to $14.5 million for the three months ended March 31, 2016, compared to $15.0 million for the same period last year. The decrease was due to lower management fees relating to our shuttle tanker segment primarily from our cost saving initiatives, a decrease in business development costs due to less growth opportunities, a decrease in costs allocated to us from Teekay Corporation, and a decrease due to the strengthening of the U.S. Dollar compared to the same period last year, partially offset by an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, and the commencement of the charter contract of the Arendal Spirit in June 2015.

Interest Expense. Interest expense increased to $36.0 million for the three months ended March 31, 2016, compared to $24.8 million for the same period last year, primarily due to:

•

an increase of $7.0 million for the three months ended March 31, 2016, due to a full quarter of operations of the Petrojarl Knarr FPSO unit during the first quarter of 2016 compared to the commencement of operations of the unit on March 9, 2015 in the same period last year;

•	an increase of $2.8 million for the three months ended March 31, 2016, due to interest expense incurred relating to costs associated with the delay in delivery of our second UMS newbuilding;

•	an increase of $2.5 million for the three months ended March 31, 2016, relating to interest expense incurred on a $100.0 million, six-month loan issued by Teekay Corporation to us in January 2016; and

•

an increase of $1.5 million for the three months ended March 31, 2016, due to borrowings and loan costs relating to the six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $30.0 million of senior secured bonds we issued in February 2015;

partially offset by:

•

a decrease of $1.0 million for the three months ended March 31, 2016, due to lower debt balances, partially offset by higher interest rates on existing debt facilities compared to the same period last year;

•	a decrease of $0.8 million for the three months ended March 31, 2016, due to an increase in capitalized interest on our newbuildings; and

•	a decrease of $0.6 million for the three months ended March 31, 2016, due to the maturity of the Norwegian Kroner (or NOK) 500.0 million senior unsecured bond in January 2016.

Realized and Unrealized Losses on Derivatives. Net realized and unrealized losses on derivatives decreased to $60.5 million for the three months ended March 31, 2016, compared to $62.8 million for the same period last year.

During the three months ended March 31, 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.1 billion and $1.9 billion, respectively, and average fixed rates of approximately 3.2% and 3.3%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.9% or less and, as such, we incurred realized losses of $14.0 million and $13.4 million during the three months ended March 31, 2016 and 2015, respectively, under the interest rate swap agreements.

During the three months ended March 31, 2016 and 2015, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in Norwegian Kroner, Euro and Singapore Dollars.

The $2.3 million decrease in net realized and unrealized losses on derivatives for the three months ended March 31, 2016 compared to the same period last year was primarily due to a $13.4 million increase in unrealized gains on foreign currency forward contracts resulting from the weakening of the U.S. Dollar against the Norwegian Kroner as at March 31, 2016 relative to the beginning of 2016, compared to the strengthening of the U.S. Dollar against the Norwegian Kroner as at March 31, 2015 relative to the beginning of 2015, partially offset by a $10.9 million increase in unrealized losses on interest rate swaps relating to a larger decrease in long-term LIBOR benchmark as at March 31, 2016 relative to the beginning of 2016, compared to the decrease as at March 31, 2015 relative to the beginning of 2015.

Equity income. Equity income was $5.3 million for the three months ended March 31, 2016, compared to $4.1 million for the same period last year. The increase was primarily due to an increase in unrealized gains on derivative instruments in our investment in the Libra FPSO unit, partially offset by a decrease in revenues for the Itajai FPSO joint venture mainly due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus received during the first quarter of 2016 compared to the same period last year.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $2.8 million for three months ended March 31, 2016, compared to $4.6 million for the same period last year. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2016, foreign currency exchange losses include a realized loss of $35.3 million (2015 - $2.4 million) and an unrealized gain of $52.9 million (2015 - loss of $32.2 million) on the cross currency swaps and an unrealized loss of $51.5 million (2015 - gain of $29.4), on the revaluation of the Norwegian Kroner denominated debt. During the three months ended March 31, 2016, NOK 500 million of our senior unsecured bonds matured and we recorded a $32.6 million realized foreign currency exchange gain on the repayment of the bonds and a $32.6 million realized loss on the maturity of its associated cross currency swap. There were additional realized and unrealized foreign exchange losses of $1.6 million for the three months ended March 31, 2016 (2015 - gains of $0.5 million) on all other monetary assets and liabilities.

Income Tax Recovery. Income tax recovery was $2.8 million for the three months ended March 31, 2016, compared to $0.1 million for the same period last year. The increase in income tax recovery for the for the three months ended March 31, 2016, compared to the same period last year, was primarily due to a reversal of an uncertain tax position as a result receiving a favorable ruling during the three months ended March 31, 2016 and the acquisition of the Petrojarl Knarr FPSO unit in July 2015.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow our vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming equity capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly cash distributions to $0.11 per common unit, and our near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

Our primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on our outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets. As at December 31, 2015 we had estimated cash flow gaps of approximately $250 million in 2016 and $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from our equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings, and (b) cash outflows of expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and our anticipated distributions on common and preferred units. These cash flow gaps do not take into account utilizing any of the existing liquidity balance of approximately $283 million at December 31, 2015. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $175 million as at December 31, 2015.

Since early 2016, we have been negotiating a series of financing initiatives intended to fund our unfunded capital expenditures and upcoming debt maturities. The main financing initiatives include:

•

obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of our existing NOK senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending beyond 2018 the maturity date of $200 million of existing intercompany loans made by Teekay Corporation to us;

•	issuing $200 million of preferred equity; and

•	deferring the delivery of the two remaining UMS newbuildings.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as financing initiatives being undertaken by Teekay Corporation.

In April 2016, we completed the new $35 million tranche on an existing debt facility secured by two shuttle tankers. In May 2016, we have received lender commitments for the other bank financing initiatives, received a majority of lender commitments for the Petrojarl Varg FPSO refinancing, received commitments from a majority of the NOK bondholders to extend the bond maturities (only 66.7% of the votes are required to approve the proposal), extended the $200 million Teekay Corporation intercompany loan maturity, are in discussions to defer the delivery of the two remaining UMS newbuildings and we are in advanced discussions relating to the preferred equity financing. We expect to complete all these initiatives before June 30, 2016.

In addition, we are evaluating or pursuing a number of potential sources of financing to increase our available liquidity, including securing additional debt financing on our under-levered assets, entering into sale-leaseback transactions, divesting of assets, issuing of equity securities through our continuous offering program, paying certain distributions with common units, accessing the unsecured bond market, utilizing existing liquidity and seeking loans from our sponsor, Teekay Corporation. There can be no assurance that any such financing will be available to us on acceptable terms, if at all.

Our ability to continue to expand the size of our fleet over the long-term is in part dependent upon our ability to continue to generate operating cash flow, particularly from our shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

As at March 31, 2016, our total future contractual obligation for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, was $1.4 billion, consisting of $676.2 million (remainder of 2016), $456.1 million (2017), $84.2 million (2018) and $174.1 million (2019). Of this $1.4 billion of future contractual obligations, we have pre-arranged financing in place of $563.2 million and therefore a remaining funding requirement of $113.0 million (remainder of 2016), $456.1 million (2017), $84.2 million (2018) and $174.1 million (2019). We expect to manage these funding requirements from the above-mentioned financing initiatives and the deferral of shipyard deliveries and associated payments of our contractual obligations.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have one revolving credit facility and four term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at March 31, 2016, these ratios ranged from 122% to 189% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing, UMS or FPSO markets could negatively affect these ratios. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $170 million as at March 31, 2016. As at March 31, 2016, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at March 31, 2016, our total consolidated cash and cash equivalents were $335.8 million, compared to $258.5 million at December 31, 2015. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings was $335.8 million as at March 31, 2016, compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; the timing of payments received from customers; the timing of the settlements of intercompany balances and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies).

As at March 31, 2016, we had a working capital deficit of $540.5 million, compared to a working capital deficit of $504.5 million at December 31, 2015. The current portion of long-term debt increased mainly due to the reclassification of NOK 600 million unsecured bonds maturing in January 2017 and one term loan and one revolving credit facility maturing in the first quarter of 2017 to current portion of long-term debt as at March 31, 2016, the drawdown of one existing revolving debt facility and the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to us, with a $200 million long-term subordinate promissory note issued to Teekay Corporation by us, which matures in 2019. We expect to manage our working capital deficit primarily with net operating cash flow and other funding initiatives including the above-mentioned funding initiatives.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2016	2015
Net cash flow from operating activities	125,361	120,641
Net cash flow from financing activities	(81,583)	260,714
Net cash flow used for investing activities	33,500	(344,798)

Operating Cash Flows.

Net cash flow from operating activities increased to $125.4 million for the three months ended March 31, 2016, from $120.6 million for the same period in 2015, primarily due to a $40.1 million increase in net revenues, a $29.6 million increase in changes in non-cash working capital and a $0.8 million decrease in net deferred mobilization costs, partially offset by a $36.2 million increase in realized losses on our cross currency swaps, realized foreign exchange losses and other items, a $12.0 million increase in vessel operating expenses, a $9.2 million increase in net interest expense and a $8.3 million increase in time-charter hire expense.

The increase in non-cash working capital items for the three months ended March 31, 2016 compared to the same period last year is primarily due to the timing of payments made to vendors and the timing of payments received from customers, partially offset by the timing of settlements of intercompany balances with related parties.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We purchased the Knarr FPSO unit from Teekay Corporation on July 1, 2015, as described in Item 1 – Financial Statements: Note 3 – Dropdown Predecessor, net of $14.2 million of cash acquired.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt were $28.7 million for the three months ended March 31, 2016, and $361.5 million for the same period in 2015. Net proceeds from the issuance of long-term debt decreased for the three months ended March 31, 2016, mainly due to the issuance of $30 million senior bonds and the drawdown of three new debt facilities and an existing revolving credit facility, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of three towing and offshore installation vessels during the first quarter of 2015, partially offset by the drawdown during the first quarter of 2016 of one existing revolving credit facility and two existing term loans, the proceeds of which we used primarily to fund the installment payments on the four towing and offshore installation newbuildings and upgrades on the Petrojarl I FPSO unit.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $125.0 million for the three months ended March 31, 2016, from $65.8 million for the same period in 2015 mainly due to the maturity of NOK 500 million senior unsecured bonds in January 2016.

Cash distributions paid by our subsidiaries to non-controlling interests during the three months ended March 31, 2016 and 2015 totaled $0.1 million and $2.6 million respectively. The decrease in distributions paid by our subsidiaries to non-controlling interests was due to the timing of payments of cash distributions.

Cash distributions paid by us to our common and preferred unitholders and our general partner during the three months ended March 31, 2016 and 2015 were $22.8 million and $57.7 million, respectively. The decrease in distributions to our common and preferred unitholders and our general partner was attributed to a decrease in the quarterly distribution paid during the first quarter of 2016 to $0.11 per common unit compared to $0.5384 per common unit paid during the first quarter of 2015, partially offset by an increase in the number of preferred units resulting from the issuance of 5.0 million Series B preferred units in April 2015 and the 10.4 million Series C convertible preferred units issued in July 2015.

The decreases of $37.8 million and $10.9 million in restricted cash during the three months ended March 31, 2016 and 2015, respectively, relate to a decrease in collateral on cross currency swaps.

Subsequent to March 31, 2016, cash distributions of $12.0 million on our outstanding common units and general partner interest related to the first quarter of 2016 were declared and were paid on May 13, 2016. Subsequent to March 31, 2016, cash distributions of $10.8 million for our Series A, Series B and Series C Preferred Units relating to the first quarter of 2016 were declared and were paid on May 13, 2016.

Investing Cash Flows.

During the three months ended March 31, 2016, net cash flow from investing activities was $33.5 million, primarily relating to proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers, a net cash flow of $1.9 million relating to the Libra FPSO joint venture consisting of a $3.3 million construction credit received partially offset by a $1.3 million investment and scheduled lease payments of $1.4 million received from leasing our direct financing lease assets, partially offset by $25.3 million of net expenditures for vessels and equipment.

During the three months ended March 31, 2015, net cash flow used for investing activities was $344.8 million, primarily relating to the expenditures for vessels and equipment (including $167.0 million for the final installment on the Arendal Spirit UMS, $105.2 million on the three towing and offshore handling vessels delivered in the first quarter of 2015, $14.3 million on FSO conversion costs, $13.8 million for upgrade costs on the Petrojarl I FPSO unit, installments of $5.9 million on the four newbuilding towing vessels and $14.8 million on various other vessel additions), an increase in restricted cash due to $34.1 million of cash held as security related to the purchase of the three towing and offshore installation vessels and investments in the Libra FPSO joint venture of $5.0 million, partially offset by aggregate proceeds of $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million for the repayment of advances from our joint venture and scheduled lease payments of $1.1 million received from leasing our direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2016:

		Balance
		of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments(1)	320.0	—	10.0	—	310.0	—	—
Secured debt - scheduled repayments(1)	2,009.1	266.6	368.6	343.8	279.8	187.8	562.5
Secured debt - repayments on maturity	730.1	113.6	184.7	144.1	25.0	40.0	222.7
Chartered-in vessels (operating leases)	112.2	50.4	41.4	16.7	3.7	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	1,390.6	676.2	456.1	84.2	174.1	—	—
Norwegian Kroner-Denominated Obligations
Long-term debt (3)	290.3	—	72.6	96.8	120.9	—	—

Total contractual obligations	4,852.3	1,106.8	1,133.4	685.6	913.5	227.8	785.2

(1)

Excludes expected interest payments of $88.9 million (remainder of 2016), $75.8 million (2017), $61.2 million (2018), $42.4 million (2019), $24.5 million (2020) and $45.6 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 3.25% (variable-rate loans) as at March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)

Consists of the acquisition of four towing and offshore installation newbuildings, three shuttle tanker newbuildings, two UMS newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. We are currently in discussions with the shipyard to defer the delivery of our two remaining UMS newbuildings, which would result in moving the full commitment of $402.2 million, including the associated outstanding bonds, to a later period. Please read Item 1 – Financial Statements: Note 10 (b), (c), (d), (e), (f) and (g) – Commitments and Contingencies. We have pre-arranged financing of approximately $563.2 million relating to our capital expenditure commitments for 2016.

(3)

Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at March 31, 2016 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $17.4 million (remainder of 2016), $12.7 million (2017), $7.1 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.25% and 5.75% as at March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2015.

Effective January 1, 2016, we changed the estimated useful lives of the unique shuttle tanker component of our vessels from 25 to 20 years based on the challenges that we have faced in utilizing this unique equipment during the current adverse market conditions in the energy sector and the other long-term factors associated with the global oil industry. In addition, for eight of our older shuttle tankers, we have changed the estimated useful life of the tanker component of the vessels from 25 to 20 years due to our outlook for the shuttle and conventional tanker market and based on our expected operating plans. Please read Item 1 – Financial Statements: Note 1 – Basis of Presentation.

At March 31, 2016, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at March 31, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	our near-term business strategy;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	potential offers of vessels and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•

certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the UMS newbuildings, towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Libra FPSO unit to serve the Libra field, the upgrades of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expectations as to the chartering of unchartered vessels, including four towing newbuildings and the six on-the-water towing vessel;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	certainty of completion, the completion date, extensions and the estimated amount of financings, refinancings and equity issuances under our financing plan;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	distributions on our common units and the temporary nature of recent reductions to such distributions;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•	the impact of damage to the gangway of the Arendal Spirit UMS;

•	the outcome of claims by Sevan due to the failure, prior to our acquisition of Logitel, of Logitel to obtain shareholder approval under Norwegian law for certain transactions;

•	the outcome of the claim from Petrobras associated with the Piranema Spirit FPSO; and

•	our ability to pay dividends on our common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: our ability to complete our financing initiatives, including delivery deferrals for the UMS newbuildings, to address our medium-term funding needs, including financing for existing growth projects; failure of lenders, bondholders, investors or other third parties to approve or agree to the proposed terms of our financing initiatives; failure to achieve or the delay in achieving expected benefits of such financing initiatives; changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; the time required to repair the gangway of the Arendal Spirit; the outcome of discussions with Sevan and third parties relating to existing or potential claims; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; our ability to successfully operate in new markets, including the East Coast of Canada; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at March 31, 2016 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2016	2017	2018	2019	2020	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	361.6	537.1	466.1	281.9	206.3	674.6	2,527.6	2,352.9	2.7%
Variable Rate (NOK) (3)	—	72.6	96.8	120.9	—	—	290.3	222.1	6.0%
Fixed-Rate Debt ($U.S.)	18.6	26.2	21.8	332.9	21.5	110.6	531.6	415.2	5.1%
Interest Rate Swaps:
Contract Amount (4)(5)	417.5	220.3	229.0	106.0	459.9	759.7	2,192.4	294.3	3.2%
Average Fixed Pay Rate (2)	3.0%	1.8%	1.8%	2.7%	2.9%	4.4%	3.2%

(1)

Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2016 ranged between 0.30% and 3.25% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)

Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 8 – Derivative Instruments.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(5)

Includes six interest rate swaps, which as at March 31, 2016, had a total notional amount of $762.5 million and a total fair value liability of $225.2 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in the second half of 2016 through the second half of 2017.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollars because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2016, we were committed to the following foreign currency forward contracts:

					Fair Value / Carrying
	Contract Amount	Average Forward	Expected Maturity		Amount of Asset (Liability)
	in Foreign Currency		2016	2017	(in thousands of U.S. Dollars)
	(thousands)	Rate (1)	(in thousands of U.S. Dollars)		Non-hedge
Norwegian Kroner	517,000	7.80	37,711	28,569	(3,660)
Euro	6,750	0.92	7,317	—	395
Singapore Dollar	19,637	1.36	14,470	—	88

					(3,177)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 8 – Derivative Instruments and Hedging Activities.

As at March 31, 2016, we were committed to the following cross currency swaps:

		Floating Rate Receivable
Notional Amount NOK	Principal Amount USD	Reference		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
(thousands)		Rate	Margin
600,000	101,351	NIBOR	5.75%	7.49%	(30,703)	0.8
800,000	143,536	NIBOR	4.75%	6.34%	(50,412)	1.8
1,000,000	162,200	NIBOR	4.25%	6.70%	(48,931)	2.8

					(130,046)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs.    As at March 31, 2016, we were not committed to any bunker fuel swap contracts.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in certain regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended March 31, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2016

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies: Parts h) and i) for a description of the claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information – Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.

Damage to the Arendal Spirit UMS gangway may result in extended off-hire and may permit the charter to terminate the charter contract

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit UMS unit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. We are currently in the process of having the gangway replaced. The Partnership estimates that the Arendal Spirit will be off-hire for a period of approximately two months in order to complete the gangway replacement. Such off-hire could adversely affect our operating results.

We require debt financing to fund our substantial capital expenditures

The Libra joint venture is currently in discussions with lenders to ensure the continued drawdown under the $804 million long-term loan facility. The inability to drawdown on this facility could adversely affect our ability to fund the Libra FPSO conversion.

Our customers and/or agents may be involved in corrupt practices

Some of our customers and/or agents operating in Brazil may be implicated in corrupt practices involving fraud, bribery or improper payments. Any adverse effect on our customers or agents could harm our business or reputation.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 24, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)